UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Zynerba Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Xylophone Acquisition Corp.
a wholly owned subsidiary of

Harmony Biosciences Holdings, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

98986X109
(CUSIP Number of Class of Securities)

Christian Ulrich
General Counsel and Corporate Secretary
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462
484-539-9800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
William Intner
Hogan Lovells US LLP
100 International Drive
Baltimore, MD 21202
(410) 659-2700

and to:
Peter Cohen-Millstein
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
(212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) previously filed by Harmony Biosciences Holdings, Inc., a Delaware corporation (“Parent” or “Harmony”) and Xylophone Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Harmony, with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, relating to the tender offer by Purchaser to acquire all of the issued and outstanding shares, par value $0.001 per share (the “Shares”) of Zynerba Pharmaceuticals, Inc. (“Zynerba”) for (i) $1.1059 per Share in cash without interest and subject to deduction for any required withholding under applicable tax law, plus (ii) one non-tradable contingent value right (“CVR”) per share, which represents the contractual right to receive contingent payments in cash, without interest and subject to deduction for any required withholding under applicable tax law, upon the achievement of certain specified milestones upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

This Amendment is filed to reflect revisions in response to a comment letter received from the SEC on September 7, 2023. As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1-13 of this Amendment. You should read this Amendment together with the Schedule TO filed on August 28, 2023.

All page references used herein refer to pages in the Schedule TO before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Schedule TO. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule TO. Except as specifically noted herein, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as set forth below.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)
The disclosure under the heading “What is the CVR and how does it work?” on pages 3 and 4 and of the Offer to Purchase and under the heading “CVR Agreement” on pages 49 and 48 of the Offer to Purchase are each hereby amended and supplemented by amending and restating the first ten paragraphs and the first eight paragraphs, respectively, as follows:

•
The CVRs represent the right to receive contingent payments in cash of up to $140,000,000 in the aggregate, or approximately $2.5444 per share, without interest and less any applicable tax withholding (collectively, the “Milestone Payments” and each individually, a “Milestone Payment”) payable to the Rights Agent for the benefit of the holders of CVRs upon the achievement of a specified milestone and otherwise in accordance with the Merger Agreement (each such milestone, a “Milestone”), as follows:

-
an aggregate milestone payment of $15,000,000, or approximately $0.2747 per share, payable upon the completion of the last patient’s last visit in Zynerba’s RECONNECT (ZYN2-CL-033) clinical trial (the “Pivotal Study”) for Zygel™ (ZYN002) (the “Product”) by or before June 30, 2026;

-
upon the completion of the Pivotal Study and a finding that the data from the Pivotal Study meets the primary end point(s) with statistical significance as set forth in the protocol of the Pivotal Study (“Milestone 2”), an aggregate milestone payment of :

(i) $30,000,000, or approximately $0.5494 per share, if Milestone 2 is achieved by or before December 31, 2024;

(ii) $20,000,000, or approximately $0.3663 per share, if Milestone 2 is achieved between January 1, 2025 and June 30, 2025; or

(iii) $10,000,000, or approximately $0.1831 per share, if Milestone 2 is achieved on or after July 1, 2025;

-
an aggregate milestone payment of $35,000,000, or approximately $0.6389 per share, payable upon the achievement of approval from the U.S. Food and Drug Administration of the New Drug Application (“NDA Approval”) with respect to the Product in Fragile X syndrome (“Milestone 3”) provided that Milestone 3 is achieved prior to the expiration of the CVR Agreement on December 31, 2040;

-
an aggregate milestone payment of $15,000,000, or approximately $0.2702 per share, payable upon the achievement of NDA Approval with respect to the Product in the Second Indication (as defined in the CVR Agreement) provided that such Milestone is achieved prior to the expiration of the CVR Agreement on December 31, 2040;

-
an aggregate milestone payment of $15,000,000, or approximately $0.2702 per share, payable upon the achievement of worldwide aggregate Net Sales (as defined in the CVR Agreement) of the Product (inclusive of all indications) of at least $250,000,000, calculated on a cumulative basis for all Calendar Years (as defined in the CVR Agreement) (or portion thereof) if Milestone 3 is achieved by or before December 31, 2030 (“Milestone 5”); and

-
an aggregate milestone payment of $30,000,000, or approximately $0.5405 per share, payable upon the achievement of worldwide aggregate Net Sales of the Product (inclusive of all Indications) of at least $500,000,000, calculated on a cumulative basis for all Calendar Years (or portion thereof) and inclusive of all Net Sales applied toward achievement of Milestone 5 if Milestone 3 is achieved by or before December 31, 2030.

•	The CVR Agreement and the rights of holders of CVRs to receive Milestone Payments thereunder will terminate automatically on December 31, 2040, and no Milestone may be achieved following such date.

•
Each holder of a CVR and each holder of certain Company Stock Options (in accordance with the terms of the Merger Agreement) are entitled to the Milestone Payments, in each case in accordance with the terms of the CVR Agreement and the Merger Agreement.

•
For each Milestone, the amount payable per CVR and to each Company Stock Option entitled to payment under Section 3.7(b) of the Merger Agreement (the “Out-of-the-Money Option”) will be calculated by adding the amount by which the aggregate exercise price of all Out-of-the-Money Options exceeds the aggregate Closing Amount for such Out-of-the-Money Options to the applicable milestone payment, and dividing that amount by the “Fully Diluted Share Amount” at the time of achievement of the Milestone. “Fully Diluted Share Amount” means (1) the sum of the total number of Shares outstanding prior to the Effective Time plus (2) the total number of shares of common stock of Zynerba issuable pursuant to In-the-Money Company Stock Options plus (3) the total number of shares of common stock of Zynerba issuable pursuant to Company Restricted Stock Awards plus (4) the total number of shares of common stock of Zynerba issuable pursuant to Out-of-the-Money Options with respect to such Milestone. The approximated per share amounts disclosed per Milestone above were calculated in accordance with such methodology.

(2)	Exhibit (d)(1) of “Item 12. Exhibits.” of the Schedule TO is amended and supplemented by amending and restating the exhibit reference as follows:

(d)(1)
Agreement and Plan of Merger, dated as of August 14, 2023, by and among Harmony Biosciences Holdings, Inc., Xylophone Acquisition Corp. and Zynerba Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed with the SEC on September 14, 2023).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2023

Xylophone Acquisition Corp.

	By:	/s/ Christian Ulrich
	Name:	Christian Ulrich
	Title:	Secretary

Harmony Biosciences Holdings, Inc.

	By:	/s/ Christian Ulrich
	Name:	Christian Ulrich
	Title:	General Counsel and Corporate Secretary